UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:     December 16, 2016

Sumitomo Mitsui Financial Group, Inc.

Change of Directors

(including Representative Directors)

Tokyo, December 16, 2016

Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) hereby announces the change of Directors, including Representative Directors, with effect from April 1, 2017.

Over the past months, SMFG, through its Nomination Committee, established as an internal committee of the Board of Directors and chaired by Yoshinori Yokoyama, independent outside director, has carefully examined candidates nominated by incumbent senior management. The Committee has also considered the credentials and expectations which SMFG’s future senior management should meet, whilst exploring a fair and transparent nomination process.

SMFG is currently preparing for its new medium-term management plan to be launched in April 2017 as well as the transformation into a Company with three Committees from the current Company with a Board of Corporate Auditors in June 2017, subject to approval at its ordinary general meeting of shareholders. In order to accelerate the preparation under new senior management, the Board of Directors of SMFG today approved the change of Directors, on which the Nomination Committee also extended its agreement, as follows:

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2017

Director	Chairman of the Board	Masayuki Oku

Chairman of the Board	President (Representative Director)	Koichi Miyata

President (Representative Director)	Director	Takeshi Kunibe

< For Reference: Change of Directors of Sumitomo Mitsui Banking Corporation >

Post to be appointed	Current	Name
With effect from December 16, 2016

Director (Member of the Board) and Senior Managing Director	Senior Managing Director	Makoto Takashima

With effect from April 1, 2017

Director	Chairman of the Board	Teisuke Kitayama

Director	President (Representative Director)	Takeshi Kunibe

Chairman of the Board	Director	Koichi Miyata

President (Representative Director)	Director (Member of the Board) and Senior Managing Director	Makoto Takashima

Profile:     Takeshi Kunibe

1.	Date of Birth	March 8, 1954

2.	Business Experience

	April 1976	Joined The Sumitomo Bank Limited

	June 2003	Director, Sumitomo Mitsui Banking Corporation

	October 2006	Managing Director, Sumitomo Mitsui Banking Corporation

	April 2007	Managing Director, Sumitomo Mitsui Financial Group, Inc.

	June 2007	Director, Member of the Board of Directors, Sumitomo Mitsui Financial Group, Inc.

	April 2009	Senior Managing Director, Member of the Board of Directors, Sumitomo Mitsui Banking Corporation

	April 2011	President, Sumitomo Mitsui Banking Corporation

3.	Number of shares of our common stock held: 14,288 (as of September 30, 2016)

< Sumitomo Mitsui Banking Corporation >

Profile:     Makoto Takashima

1.	Date of Birth	March 31, 1958

2.	Business Experience

	April 1982	Joined The Sumitomo Bank Limited

	April 2009	Director, Sumitomo Mitsui Banking Corporation

	April 2010	General Manager, Corporate Planning Dept., Sumitomo Mitsui Financial Group, Inc.

	April 2012	Managing Director, Sumitomo Mitsui Banking Corporation

	April 2014	Senior Managing Director, Sumitomo Mitsui Banking Corporation

	December 2016	Senior Managing Director, Member of the Board of Directors, Sumitomo Mitsui Banking Corporation